

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 21, 2016

Hussein A. Enan
Chief Executive Officer
Prism Technologies Group, Inc.
101 Parkshore Drive, Suite 100
Folsom, California 95630

>   **Re: Prism Technologies Group, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed October 13, 2016**
>   **File No. 001-35359**

Dear Mr. Enan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notice of Annual Meeting of Stockholders to Be Held June 30, 2016

1.   Here you state that one of the purposes of the meeting is "[t]o hold an advisory vote on executive compensation." Since your stockholders could interpret this statement as asking them to vote on whether or not the company should hold an advisory vote on compensation, please revise to clarify that you are asking shareholders to approve, on an advisory basis, the compensation paid to your named executive officers. For guidance, consider Question 169.07 of our Exchange Act Rules Compliance and Disclosure Interpretations.

Proposal No. 4, page 19

2.   We note that disclosure in this section contains many blanks, including the range of potential reverse stock split ratios. With your next amendment, please disclose the range and complete as many other blanks as practicable.

3.   Please revise to clarify whether your number of shares of common stock authorized will be reduced in proportion to the reverse stock split. If not, please disclose that the reverse stock split will have the effect of creating newly authorized shares of common stock and disclose whether you presently have any plans, proposals or arrangements to issue any of these newly available shares for any purpose, including future acquisitions or financings.

4.   Please consider including a table that presents your current number of shares of common stock that is: (i) authorized, (ii) issued and outstanding, (iii) reserved but unissued and (iv) available for issuance, as well as the number of shares of common stock in each of the above categories after giving effect to the minimum and maximum number of shares resulting from your reverse stock split.

5.   Please revise your proxy to discuss the potential negative consequences of the reverse stock split to shareholders, including dilution and anti-takeover effects.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Gabriel Eckstein, Staff Attorney, at (202) 551-3286 with any questions. If you require further assistance, you may contact me at (202) 551-3453.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information Technologies
                                        and Services